UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Trek Resources, Inc.
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) 89475-10-0
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed	[ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

James P. McGowen
4807 W. Lovers Lane, Suite 205
Dallas, Texas 75209
(214) 265-1335

SCHEDULE 13G
CUSIP No. - 894725-10-0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James P. McGowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 344,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,446,938
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,446,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.5%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer:

Trek Resources, Inc

Item 1(b)	Address of Issuer's Principal Executive Offices:

4925 Greenville Avenue, Suite 955 Dallas, Texas 75206

Item 2(a)	Names of Persons Filing:

James P. McGowen

Item 2(b)	Addresses of Principal Business Offices:

4807 W. Lovers Lane, Suite 205 Dallas, Texas 75209

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)	CUSIP Number:

894725-10-0

Item 3	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with section 240.13d- 1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

The information in items 1 and 5 through 11 on the cover page (p. 2) to this Schedule 13G is incorporated herein by reference.

Mr. McGowen disclaims beneficial ownership of 144,000 shares of Common Stock (the "Disclaimed Shares") reported in item 9 of the cover page. The Disclaimed Shares are held by Mr. McGowen as trustee for the benefit of his children.

Mr. McGowen has granted Mr. Michael E. Montgomery an irrevocable voting proxy which entitles Mr. Montgomery to vote, in his sole discretion, 10,102,938 shares of Common Stock reported herein (the "Proxy Shares"). Mr. McGowen remains the owner of record of the Proxy Shares and has the right to exercise dispositive power over such shares.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Mr. McGowen serves as trustee for a trust that holds the Disclaimed Shares. The beneficiaries of this trust have the right to receive or the power to direct dividends from, or the proceeds from the sale of, the Disclaimed Shares, subject to compliance with the governing documents of the trust and applicable law.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

/s/ James P. McGowen
James P. McGowen